

05044458

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 46313 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RENSSELAER SECURITIES CORP.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 KENWOOD CT.
(No. and Street)

| LATHAM | NY | 12110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUSACK AND COMPANY CPAS, LLC
(Name – *if individual, state last, first, middle name*)

| 7 AIRPORT PARK BLVD. | LATHAM | NY | 12110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 04 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, DENNIS L. O'BRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENSSELAER SECURITIES CORP., as of JUNE 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

TRACI J. DAOUST
Notary Public, State of New York
No. 5005806
Qualified in Rensselaer County
Commission Expires Dec. 21, 20 06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSACK & COMPANY
**Certified Public Accountants LLC**
7 AIRPORT PARK BOULEVARD
LATHAM, NEW YORK 12110
(518) 786-3550
FAX (518) 786-1538
E-MAIL ADDRESS: CUSACKCO@NYCAP.RR.COM
WWW.CUSACKCPA.COM

JOSEPH D. BATTAGLIA, CPA
KENNETH B. CLAFLIN, CPA
PAUL A. CUDA, CPA
JAMES M. CUSACK, CPA*

JOHN A. CRISCONE
TERRENCE P. GILLOOLEY
JOHN J. TAFILOWSKI
KIMBERLY A. URQUHART

CLIFTON PARK
(518) 383-1722

MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
*ALSO LICENSED IN VERMONT



The Board of Directors
Rensselaer Securities Corp.

In planning and performing our audit of the financial statements of Rensselaer Securities Corp. (the Company), as of June 30, 2005 and for the year then ended we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under § 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives stated in Securities and Exchange Commission rule 17a-5(g). Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



**CUSACK & COMPANY, CPA'S LLC**

Latham, New York
August 5, 2005

H:\CLIENT LIST\2005\Rensselaer Sec\MgtLtr.wpd

*RENSSELAER SECURITIES CORP.*

*FINANCIAL STATEMENTS*
*AND OTHER FINANCIAL INFORMATION*

*JUNE 30, 2005 AND 2004*

*RENSSELAER SECURITIES CORP.*
*TABLE OF CONTENTS*
*JUNE 30, 2005 AND 2004*

CUSACK & COMPANY
**Certified Public Accountants LLC**
7 AIRPORT PARK BOULEVARD
LATHAM, NEW YORK 12110
(518) 786-3550
FAX (518) 786-1538
E-MAIL ADDRESS: CUSACKCO@NYCAP.RR.COM
WWW.CUSACKCPA.COM

JOSEPH D. BATTAGLIA, CPA
KENNETH B. CLAFLIN, CPA
PAUL A. CUDA, CPA
JAMES M. CUSACK, CPA*

JOHN A. CRISCONE
TERRENCE P. GILLOOLEY
JOHN J. TAFILOWSKI
KIMBERLY A. URQUHART

CLIFTON PARK
(518) 383-1722

MEMBERS OF:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
*ALSO LICENSED IN VERMONT

## INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Rensselaer Securities Corp.

We have audited the accompanying statements of financial condition of Rensselaer Securities Corp. as of June 30, 2005 and 2004 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rensselaer Securities Corp. as of June 30, 2005 and 2004, and the results of its operations and changes in its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



**CUSACK & COMPANY, CPA'S LLC**

Latham, New York
August 5, 2005

***RENSSELAER SECURITIES CORP.***

*STATEMENTS OF FINANCIAL CONDITION*

*JUNE 30, 2005 AND 2004*

| | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 1,872 | $ 9,640 |
| Deposits with Clearing Organization (Cash $145,472 and Securities with a Fair Value of $908,354 at June 30, 2005, Cash $383,257 and Securities with a Fair Value of $1,428,645 at June 30, 2004) | 1,053,826 | 1,811,902 |
| Due from Clearing Organization | 208,348 | - |
| Other Deposits, at Fair Value | 152,359 | 75,267 |
| Accounts Receivable | 9,431 | 2,201 |
| Investments | 16,300 | 16,300 |
| Prepaid Income Taxes | 125 | 225 |
| Prepaid Expenses | 13,119 | 10,975 |
| Property, Plant and Equipment, Less Accumulated Depreciation of $26,090 and $21,938 | 9,829 | 12,957 |
| Total Assets | $1,465,209 | $1,939,467 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Securities Sold Not Yet Purchased | $ 40,800 | $ 6,580 |
| Due to Clearing Organization | - | 64,865 |
| Accounts Payable | 18,987 | 23,966 |
| Accrued Expenses | 1,356 | 39,175 |
| Total Liabilities | 61,143 | 134,586 |
| Stockholders' Equity: | | |
| Common Stock, No Par Value; Shares Authorized 200; 72 and 100 Shares Issued and Outstanding, at June 30, 2005 and 2004, respectively | 100 | 100 |
| Additional Paid-In Capital | 125,275 | 125,275 |
| Retained Earnings | 1,278,691 | 1,679,506 |
| Total Stockholders' Equity | 1,404,066 | 1,804,881 |
| Total Liabilities and Stockholders' Equity | $1,465,209 | $1,939,467 |

## *RENSSELAER SECURITIES CORP.*

*STATEMENTS OF INCOME*

*FOR THE YEARS ENDED JUNE 30, 2005 AND 2004*

| | 2005 | 2004 |
|---|---|---|
| Revenue: | | |
| Dealer Inventory and Investment Gains | $ 879,636 | $1,059,552 |
| Commission Income | 38,611 | 43,121 |
| Interest and Dividend Income | 104,528 | 93,140 |
| | 1,022,775 | 1,195,813 |
| Expenses: | | |
| Employee Compensation and Benefits and Related Taxes | 254,054 | 245,240 |
| Pension Expense | 44,000 | 50,000 |
| Quotation Services | 43,686 | 47,416 |
| Clearing and Commission Fees | 107,010 | 111,606 |
| Other Operating Expenses | 95,349 | 85,085 |
| | 544,099 | 539,347 |
| Income Before Provision for Income Taxes | 478,676 | 656,466 |
| Refund of (Provision for) Income Taxes | (100) | 2,475 |
| Net Income | $ 478,576 | $ 658,941 |

## *RENSSELAER SECURITIES CORP.*

*STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY*
*FOR THE YEARS ENDED JUNE 30, 2005 AND 2004*

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance: June 30, 2003 | $ 100 | $ 125,275 | $ 1,550,565 | $ 1,675,940 |
| Net Income for the Year Ended June 30, 2004 | - | - | 658,941 | 658,941 |
| Stockholders' Distributions of Net Income | - | - | (530,000) | (530,000) |
| Balance: June 30, 2004 | 100 | 125,275 | 1,679,506 | 1,804,881 |
| Net Income for the Year Ended June 30, 2005 | - | - | 478,576 | 478,576 |
| Stockholders' Distributions of Net Income | - | - | (448,000) | (448,000) |
| Retained Earnings Used for Stock Redemption | - | - | (431,391) | (431,391) |
| Balance: June 30, 2005 | $ 100 | $ 125,275 | $ 1,278,691 | $ 1,404,066 |

**_RENSSELAER SECURITIES CORP._**

_STATEMENTS OF CASH FLOWS_

_FOR THE YEARS ENDED JUNE 30, 2005 AND 2004_

| | 2005 | 2004 |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Income | $ 478,576 | $ 658,941 |
| Adjustments to Reconcile Net Income to Net Cash Provided By (Used In) Operating Activities: | | |
| Depreciation of Property, Plant and Equipment | 4,152 | 4,710 |
| Unrealized (Gain) Loss on Securities | (56,155) | 79,166 |
| Change in Assets and Liabilities: | | |
| Securities Inventory | 576,446 | (700,931) |
| Due from Clearing Organization | (208,348) | 93,679 |
| Accounts Receivable | (7,230) | - |
| Prepaid Income Taxes | 100 | 3,115 |
| Prepaid Expenses | (2,144) | (1,008) |
| Accounts Payable and Accrued Expenses | (42,798) | (31,243) |
| Margin Loan Payable | | - |
| Due to Clearing Organization | (64,865) | 64,865 |
| Securities Sold Not Yet Purchased | 34,220 | 6,580 |
| Net Cash Provided By Operating Activities | 711,954 | 177,874 |
| Cash Flows Provided By (Used In) Investing Activities: | | |
| Capital Expenditures | (1,024) | (2,101) |
| Other Deposit with Clearing Organization | (77,092) | (81) |
| Net Cash Used In Investing Activities | (78,116) | (2,182) |
| Cash Flows Used in Financing Activities | | |
| Stockholders' Distribution of Net Income | (448,000) | (530,000) |
| Distributions to Redeem Stock | (431,391) | - |
| Net Cash Used In Financing Activities | (879,391) | (530,000) |
| Net Increase (Decrease) in Cash and Cash Equivalents | (245,553) | (354,308) |
| Cash and Cash Equivalents at Beginning of Period | 392,897 | 747,205 |
| Cash and Cash Equivalents at End of Period | $ 147,344 | $ 392,897 |
| Composition of Cash and Cash Equivalents: | | |
| Cash | 1,872 | 9,640 |
| Cash with Clearing Organization | 145,472 | 383,257 |
| | $ 147,344 | $ 392,897 |
| Supplemental Disclosure of Other Cash Items: | | |
| Income Taxes Paid (Recovered) | $ - | $ (2,890) |
| Interest Paid | $ 7,794 | $ 161 |

See accompanying notes and independent auditor's report

## 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Securities and Exchange Commission Rule 15c3-3 Exemption*

The Corporation was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at June 30, 2005 or June 30, 2004. Customer transactions are not handled by the Corporation, rather transactions are processed through a carrying broker, on a fully disclosed basis. The Corporation does not maintain margin accounts for their customers. The Corporation has no liabilities subordinated to the claims of general creditors. The Corporation is not a member of any securities exchange.

*Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates.

## 2. OTHER DEPOSITS

In December 1993, the Corporation made a $50,000 interest bearing deposit with its clearing agent, U.S. Clearing Corp. During 2001 the Corporation raised the deposit in accordance with the revised $75,000 funding limit. This account is subject to withdrawal restrictions and is not used for clearing security transactions. The funds are invested in either cash, U.S. Treasury Bills or a money market fund. The fair value of the good faith deposit was $152,359 and $75,267 at June 30, 2005 and 2004, respectively.

## 3. INVESTMENTS

Investments for trading purposes, including those securities held by the clearing organization, are marked to the market price. Realized and unrealized gains or losses are therefore recognized as revenue during the current period.

## 7. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and shall not exceed 15 to 1 in subsequent years (and the rule of "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2004 the Corporation had net capital of $1,581,246 which was $1,481,246 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .08 to 1 at June 30, 2004. At June 30, 2005, the Corporation had net capital, as defined, of $1,205,715 which was $1,105,716 in excess of its minimum required net capital of $100,000 . The Corporation's ratio of aggregate indebtedness to net capital was .02 to 1 at June 30, 2003.

## 8. COMMITMENTS AND CONTINGENT LIABILITIES

*Off-Balance-Sheet Risk*

The Corporation engages in the business of a broker and dealer in securities as defined in Note 1 to the basic financial statements. The inherent risk of this business is the ability of the Corporation to properly execute all customer initiated transactions, if any, including the proper safeguarding and transfer of customer owned securities. During the periods ended June 30, 2005 and 2004, the Corporation did not hold customer securities.

*Litigation*

Management is not aware of any pending or threatened litigation that could result in any material adverse effect on the Corporation's financial condition as of June 30, 2005.

*Operating Leases*

The Corporation leases office space under an operating lease at $1,050 per month, through October 2005 with an additional two, one year renewal options. Future minimum payments under this agreement for the year ending June 30, 2005 is $4,200.

*Stock Redemption*

The Corporation during 2005 acquired fifty-five percent (28 shares) of the stock of its former President for $431,391. The acquisition of the balance of his holdings (22 shares) is under negotiations and anticipated to occur during the fiscal year June 30, 2006.

## 9. MARGIN LOAN PAYABLE

The Company will occasionally purchase securities on margin for the Firm account. These loans are short term in nature. The interest rate charged on margin loans is 1% above the brokers call. The loan is collateralized by Securities owned by the Company. There was no outstanding margin loan balance at June 30, 2005 and 2004.

*OTHER FINANCIAL INFORMATION*

## *RENSSELAER SECURITIES CORP.*

*SCHEDULE 1*

*COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION*

*AS OF JUNE 30, 2005 AND 2004*

| | 2005 | 2004 |
|---|---|---|
| Net Capital | | |
| Total Stockholders' Equity Qualified for Net Capital | $ 1,404,066 | $ 1,804,881 |
| Deductions and/or Charges: | | |
| Non-Allowable Assets: | | |
| Petty Cash | 450 | 450 |
| Purchased Interest | 6,291 | - |
| Investments | 16,300 | 16,300 |
| Property, Plant and Equipment | 9,829 | 12,957 |
| Accounts Receivable | 9,432 | 2,201 |
| Prepaid Expenses | 13,244 | 11,200 |
| Total Non-Allowable Assets | 55,546 | 43,108 |
| Net Capital Before Haircuts on Securities Positions | 1,348,520 | 1,761,773 |
| Haircuts on Securities | 142,804 | 180,527 |
| Net Capital | $ 1,205,716 | $ 1,581,246 |
| Aggregate Indebtedness | | |
| Items Included in the Statement of Financial Condition: | | |
| Due to Clearing Organization | $ - | $ 64,865 |
| Accounts Payable | 18,987 | 23,966 |
| Accrued Expenses | 1,356 | 39,175 |
| Total Aggregate Indebtedness | $ 20,343 | $ 128,006 |
| Computation of Basic Net Capital Requirement | | |
| 6⅔% of Aggregate Indebtedness | $ 1,356 | $ 8,534 |
| Minimum Net Capital Requirement | 100,000 | 100,000 |
| Excess Net Capital Over Minimum Net Capital Requirement | 1,105,716 | 1,481,246 |
| Excess Net Capital at 1000%* | 1,203,681 | 1,568,445 |

* Calculated as Net Capital - (Total Aggregate Indebtedness x 10%)

| | 2005 | 2004 |
|---|---|---|
| Reconciliation with Corporation's Computation (included in Part II of Form X-17A-5 as of June 30, 2005 and 2004 | | |
| Net Capital, as reported in Corporation's Part II (Unaudited) FOCUS Report | $ 1,205,716 | $ 1,581,246 |
| Net Audit Adjustments | - | - |
| Net Capital Per Above | $ 1,205,716 | $ 1,581,246 |

## *RENSSELAER SECURITIES CORP.*

*SCHEDULE 3*
*INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS*
*UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION*
*AS OF JUNE 30, 2005 AND 2004*

During the years ended June 30, 2005 and 2004, Rensselaer Securities Corp. was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully disclosed basis with a clearing broker/dealer. All customer funds and securities were transmitted to the clearing broker/dealer which carries all of the accounts of such customers.